Filed Pursuant to Rules 424(b) & (c)

Registration No. 333-109756

Dated January 14, 2004

Prospectus Supplement

(to prospectus dated January 7, 2004)

$575,000,000

HEALTH MANAGEMENT ASSOCIATES, INC.

1.50% Convertible Senior Subordinated Notes Due 2023 and

Class A Common Stock Issuable Upon Conversion of the Notes

This supplement amends our prospectus dated January 7, 2004 relating to the sale by certain of our securityholders of up to $575,000,000 in principal amount of our 1.50% Convertible Senior Subordinated Notes due 2023 and shares of our class A common stock issuable upon conversion of the notes.

You should read this supplement in conjunction with the prospectus. Additionally, this supplement is qualified by reference to the prospectus, except to the extent that the information in this supplement supersedes the information contained in the prospectus.

SELLING SECURITYHOLDERS

The following table provides information regarding the principal amount of notes owned beneficially by certain of our selling securityholders, the percentage of outstanding notes held by such securityholders, and the number of shares of our class A common stock each securityholder would own beneficially upon conversion of its entire principal amount of notes.

The table below supplements or amends the table of securityholders contained on pages 47 through 50 of the prospectus. Accordingly, the information contained in the table supersedes the information in the prospectus with respect to each securityholder listed below. This information was furnished to us by the listed securityholders on or before January 14, 2004. Because selling securityholders may at any time trade all or some of the notes listed without providing notice of such transactions to us, the table below may not reflect the exact value of notes held by each securityholder on the date of this supplement. Except as may be set forth below, the footnotes included in the table on pages 47 through 50 of the prospectus are incorporated into this supplement by reference.

Name	Principal Amount at Maturity of Notes That May Be Sold	Percentage of Notes Outstanding	Number of Shares of Class A Common Stock That May Be Sold(1)	Percentage of Outstanding Class A Common Stock(2)

International Truck & Engine Corporation Non-Contributory Retirement Plan Trust	590,000	*	21,541	*

International Truck & Engine Corporation Non-Contributory Retirement Plan for Salaried Employees Trust	135,000	*	4,929	*

JP Morgan Securities, Inc.	9,000,000	1.57	328,587	*

KBC Financial Products USA, Inc.	3,625,000	*	132,347	*

MLQA Convertible Series Arbitrage	5,000,000	*	182,548	*

OCM Global Convertible Securities Fund – DC	225,000	*	8,215	*

S.A.C. Capital Advisors	13,000,000	2.26	474,626	*

Sunrise Partners Limited Partnership	28,500,000	4.96	1,040,526	*

The Drake Offshore Master Fund, Ltd.	10,000,000	1.74	365,097	*

Travelers Indemnity Company – Commercial Lines	145,000	*	5,294	*

Travelers Indemnity Company – Personal Lines	235,000	*	8,580	*

Tribeca Investments, Ltd.	2,500,000	*	91,274	*

UnumProvident Corporation	670,000	*	24,461	*

Wachovia Capital Markets, LLC	1,325,000	*	48,375	*

Waterstone Market Neutral Fund, LP	188,000	*	6,864	*

Waterstone Market Neutral Offshore Fund Ltd.	1,312,000	*	47,901	*

*	Less than 1%.

(1)	Assumes conversion of all of the selling securityholder’s notes at a conversion rate of 36.5097 shares of class A common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of $27.39 per share of class A common stock). This conversion rate is subject to adjustment as described under “Description of the Notes–Conversion Rate Adjustments” in the prospectus. As a result, the number of shares of class A common stock issuable upon conversion of the notes may change in the future.

(2)	Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act, using 242,786,806 shares of class A common stock outstanding as of December 16, 2003. In calculating this amount for each selling securityholder, we treated as outstanding the number of shares of class A common stock issuable upon conversion of all of that selling securityholder’s notes, but we did not assume conversion of any other selling securityholder’s notes.

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